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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 6-K/A

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of November 2005


                           DELTA GALIL INDUSTRIES LTD.
                           ---------------------------
                 (Translation of registrant's name into English)


           TEXTILE BUILDING, 2 KAUFMAN STREET, TEL AVIV 68012, ISRAEL
           ----------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F __X__ Form 40-F _____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes _____ No __X__


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                   ----

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The purpose of this Amendment is to amend the Form 6-K submitted by the
Registrant on November 16, 2005 (the "Form 6-K").

The Form 6-K erroneously incorporated by reference into the Registrant's Registration Statements on Form S-8 the press release that was attached as an exhibit to the Form 6-K. The Form 6-K is hereby amended by deleting the paragraph that referred to the incorporation by reference.

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        Delta Galil Industries Ltd.
                                        ---------------------------
                                                (Registrant)


                                By:    /s/ Miki Laxer
                                   -------------------------------------
                                Name:  Miki Laxer
                                Title: Controller

Date: March 22, 2006